EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in thousands)	2012	2011	2010	2009	2008
Ratio 1 – Including Interest on Deposits
Earnings:
(Loss) income from continuing operations before income taxes	31,477	(59,532)	(849,170)	(1,605,908)	(660,806)
Fixed charges	158,224	226,987	342,674	506,873	787,227
Total	189,701	167,455	(506,496)	(1,099,035)	126,421
Fixed Charges:
Interest on deposits	95,749	173,885	288,327	456,247	667,453
Interest on short-term borrowings	614	1,063	1,921	3,841	38,577
Interest on long-term debt	53,659	42,654	44,000	38,791	73,657
Portion of rents representative of the interest factor (1/3) of expense	8,202	9,385	8,426	7,994	7,540
Total fixed charges	158,224	226,987	342,674	506,873	787,227
Ratio of earnings to fixed charges	1.20x	0.74x	(1.48x)	(2.17x)	0.16x
Ratio 1 – Excluding Interest on Deposits
Earnings:
(Loss) income from continuing operations before income taxes	31,477	(59,532)	(849,170)	(1,605,908)	(660,806)
Fixed charges	62,475	53,102	54,347	50,626	119,774
Total	93,952	(6,430)	(794,823)	(1,555,282)	(541,032)
Fixed Charges:
Interest on short-term borrowings	614	1,063	1,921	3,841	38,577
Interest on long-term debt	53,659	42,654	44,000	38,791	73,657
Portion of rents representative of the interest factor (1/3) of expense	8,202	9,385	8,426	7,994	7,540
Total fixed charges	62,475	53,102	54,347	50,626	119,774
Ratio of earnings to fixed charges	1.50x	(0.12x)	(14.62x)	(30.72x)	(4.52x)